EXHIBIT 99.1

FOR: FIRSTSERVICE CORPORATION

COMPANY CONTACTS:

Jay S. Hennick Founder & CEO (416) 960-9500 John B. Friedrichsen Senior Vice President & CFO (416) 960-9500

FOR IMMEDIATE RELEASE

FIRSTSERVICE ANNOUNCES STOCK DIVIDEND OF
7% CUMULATIVE PREFERENCE SHARES, SERIES 1

Innovative new yield instrument provides shareholders with one preferred share for every five outstanding common shares

TORONTO, CANADA, June 25, 2007 - FirstService Corporation (TSX: FSV; NASDAQ: FSRV) ("FirstService") announced today that it is undertaking an initiative to enhance shareholder value through a special distribution of 7% cumulative preference shares, series 1 (the "Preferred Shares") to all holders of its subordinate voting shares and multiple voting shares.

"The issuance of the Preferred Shares will allow the holders of subordinate voting and multiple voting shares to retain the high-growth attributes they expect from FirstService while providing an attractive after-tax yield instrument to those shareholders wishing to receive dividends," said Jay S. Hennick, Founder and Chief Executive Officer. "We believe it is in the best interests of our shareholders to allow them to decide for themselves how they wish to participate in our future growth. Shareholders can elect to retain both instruments and have the best of both worlds, or they have the option to sell one or the other, as they deem appropriate, to achieve their goals. We expect the Preferred Shares to compare favourably to others in the market and to be an attractive investment to the large and growing numbers of yield-oriented investors."

The Board of Directors of FirstService has declared a stock dividend of one Preferred Share for every five outstanding subordinate voting shares or multiple voting shares of FirstService. No fractional Preferred Shares will be issued. The stock dividend will be payable on August 1, 2007 to shareholders of record at the close of business on July 25, 2007.

Each Preferred Share is non-voting, has a stated value of US$25.00, carries a fixed cumulative annual dividend of US$1.75 payable quarterly and is redeemable for cash or subordinate voting shares of FirstService at the option of FirstService. A summary of the attributes of the Preferred Shares is annexed hereto as Schedule "A". An application will be made to the Toronto Stock Exchange to list the Preferred Shares and the issuance and listing of the Preferred Shares remains subject to the approval of the Toronto Stock Exchange. The Preferred Shares are expected to trade in US dollars and dividend payments will be made in US dollars.

"FirstService is now of a scale where our internal cash flows and strong balance sheet are sufficient to fund our normal growth," said Mr. Hennick. "This issuance of Preferred Shares will return capital to our shareholders by way of a special stock dividend while allowing FirstService to optimize its balance sheet without increasing its leverage ratio, thereby retaining flexibility to finance growth well into the future."

In connection with the stock dividend of Preferred Shares, FirstService worked closely with RBC Capital Markets in Canada and William Blair & Company in the United States, in reviewing alternatives relating to the return of capital to shareholders and in structuring the terms of the Preferred Shares.

FirstService intends to make quarterly cash dividend payments on the Preferred Shares to holders of record on or about the 15th day of the last month in each calendar quarter, with the dividends for each quarter being paid on the last day of each calendar quarter. The initial cash dividend on the Preferred Shares in the amount of US$0.2877 per share will be for the period from issuance to September 30, 2007 and is expected to be paid on or about September 30, 2007. Subsequent regular cash dividends on the Preferred Shares in the amount of US$0.4375 per share are anticipated to be paid for each calendar quarter thereafter.

At present, there are 28,535,844 subordinate voting shares and 1,325,694 multiple voting shares of FirstService outstanding. Assuming no change in outstanding shares, after payment of the stock dividend, there would be issued and outstanding approximately 5,972,307 Preferred Shares having an aggregate stated value of approximately US$149.3 million. Trading in FirstService's subordinate voting shares on an ex-dividend basis on the Toronto Stock Exchange and on the NASDAQ Stock Market is expected to commence on July 23, 2007. By issuing the Preferred Shares, it is anticipated that there may be a corresponding reduction in the market price per subordinate voting share.

Share certificates representing the Preferred Shares will be mailed to shareholders of record on or about August 1, 2007. For tax purposes, FirstService is ascribing essentially no monetary value to the stock dividend. Accordingly, there will be no tax payable by shareholders in respect of the dividend. FirstService will be sending shareholders a letter, the form of which is annexed hereto as Schedule "B", setting out certain information regarding the Preferred Shares. For additional information, shareholders are advised to consult their legal and tax advisors.

UPDATED FINANCIAL OUTLOOK

As a result of the issuance of the Preferred Shares, the earnings available to the subordinate voting shares and multiple voting shares for diluted earnings per share purposes will be reduced by the amount of the dividends paid to holders of the Preferred Shares. For the fiscal year ending March 31, 2008, the impact of the anticipated cash dividends on the Preferred Shares on diluted earnings per share is expected to be $0.23. Accordingly, the outlook for adjusted diluted earnings per share from continuing operations is updated by this amount to a range of $1.25 to $1.37, from the previous range of $1.48 to $1.60. The outlook for revenues and EBITDA remains unchanged.

CONFERENCE CALL

FirstService will be holding a conference call on Tuesday, June 26, 2007 at 11:00 a.m. Eastern Time to discuss the stock dividend and the Preferred Shares. To participate, please dial 1-866-904-6251 several minutes before 11:00 a.m. If you are not available to participate in the call at the scheduled time, you may listen to a recorded replay by dialing 1-888-203-1112. The access code for the replay is 7434307. The replay will be available from 5:00 p.m., June 26, 2007 through to July 2, 2007. Additionally, an on-line broadcast will be available at www.firstservice.com in the "Investor Relations" section under the tab "Upcoming Events".

ABOUT FIRSTSERVICE

FirstService is a leader in the rapidly growing property services sector, providing services in the following areas: commercial real estate; residential property management; property improvement; and integrated security services. Market-leading brands include Colliers International in commercial real estate; The Continental Group, The Wentworth Group and The Merit Companies in residential property management; Consumer brands California Closets, Paul Davis Restoration, Pillar to Post Home Inspections, Certa Pro Painters and Handyman Connection, in property improvement; and Intercon Security and Security Services & Technologies in integrated security.

FirstService is a diversified property services company with more than US $1.5 billion in annualized revenues and more than 16,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

FORWARD-LOOKING STATEMENTS

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of FirstService, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for FirstService's services, service industry conditions and capacity; the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in

FirstService's filings with the U.S. Securities and Exchange Commission and the Canadian regulatory authorities.

Schedule "A"

Attributes of Preferred Shares

The authorized capital of FirstService consists of an unlimited number of preference shares, issuable in series at the discretion of the Board of Directors of FirstService, an unlimited number of subordinate voting shares and an unlimited number of convertible multiple voting shares. FirstService's Annual Information Form for the year ended March 31, 2007 contains a summary of the rights, privileges, restrictions and conditions attached to such shares. Below is a summary of the material rights, privileges, restrictions and conditions attached to the Preferred Shares and is qualified in its entirety by reference to the articles of FirstService, including the articles of amendment of FirstService pursuant to which the Preferred Shares will be created, a copy of which will be filed with the Canadian provincial securities regulatory authorities and be available at www.sedar.com.

Stated Amount:	US$25.00 per Preferred Share.

Dividends:
The holders of Preferred Shares will be entitled to receive quarterly fixed cumulative cash dividends, if, as and when declared by the Board of Directors of FirstService, in an amount equal to US$1.75 per share per annum (less any tax required to be deducted and withheld by FirstService from payments to non-residents), payable on the last day of March, June, September and December in each year. Assuming an issue date of August 1, 2007, the first such dividend, if, as and when declared, will be payable on September 30, 2007 and will be US$0.2877 per Preferred Share (less any tax required to be deducted or withheld by FirstService from payments to non-residents).

Redemption:
FirstService may redeem at any time all, or from time to time any, of the then outstanding Preferred Shares. Such redemption may be made upon payment in cash of the amount of (each, a "Redemption Price"):

•US$26.00 per share if redeemed on or after August 1, 2007 and prior to August 1, 2008;

•US$25.75 per share if redeemed on or after August 1, 2008 and prior to August 1, 2009;

•US$25.50 per share if redeemed on or after August 1, 2009 and prior to August 1, 2010;

•US$25.25 per share if redeemed on or after August 1, 2010 and prior to August 1, 2011; and

•US$25.00 per share if redeemed on or after August 1, 2011;

plus, in each case, an amount equal to all unpaid dividends thereon to but excluding the date of redemption (less any tax required to be deducted and withheld by FirstService from payments to non-residents). FirstService shall provide not less than 30 and not more than 60 days' notice of such redemption to each holder of Preferred Shares to be redeemed. If less than all outstanding Preferred Shares are at any time to be redeemed, the shares to be redeemed will be selected on a pro-rata basis.

Conversion:
FirstService may, subject to applicable law and, if required, regulatory approval, convert all, or from time to time any part, of the then outstanding Preferred Shares into that number of freely tradeable subordinate voting shares of FirstService determined (per Preferred Share) by dividing the Redemption Price, together with all

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unpaid dividends up to but excluding the date fixed for conversion, by the greater of: (i) US$2.00 and (ii) 95% of the weighted average trading price of the subordinate voting shares on The NASDAQ Stock Market (or if the subordinate voting shares do not trade on The NASDAQ Stock Market on the date specified for conversion, on the Toronto Stock Exchange or such other exchange or trading system with the greatest volume of subordinate voting shares traded during the 20 day period referred to below) for the 20 consecutive trading days ending on the fourth day prior to the date specified for conversion, or, if such fourth day is not a trading day, the immediately preceding trading day. Fractional subordinate voting shares will not be issued on any conversion of Preferred Shares, but in lieu thereof FirstService will make cash payments.

Notice of any conversion will be given by FirstService not less than 30 days and not more than 60 days prior to the date fixed for conversion. If less than all the outstanding Preferred Shares are at any time to be converted, the shares to be converted will be selected on a pro-rata basis.

Upon exercise by FirstService of its right to convert Preferred Shares into subordinate voting shares, FirstService is not required to issue subordinate voting shares to any person whose address is in, or whom FirstService or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by FirstService with the securities or other laws of such jurisdiction. If in such circumstances FirstService elects not to issue subordinate voting shares, FirstService may elect, in lieu thereof, to make a cash payment. Any such payment will be considered to have been paid on a redemption of Preferred Shares in accordance with the terms and conditions of the Preferred Shares.

Purchase for Cancellation:
Subject to applicable law and the provisions described next to "Restrictions on Retirement of Shares", FirstService may at any time or times purchase for cancellation the whole or any part of the then outstanding Preferred Shares on the open market, by private agreement, pursuant to tenders received by FirstService upon an invitation for tenders addressed to all holders of the Preferred Shares, or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors of FirstService such shares are obtainable.

Liquidation, Dissolution and Winding Up:
In the event of the liquidation, dissolution or winding up of FirstService or any other distribution of assets of FirstService among its shareholders for the purpose of winding up its affairs, subject to the prior satisfaction of the claims of all creditors of FirstService and of holders of shares of FirstService ranking prior to the Preferred Shares, if any, the holders of the Preferred Shares will be entitled to payment of an amount equal to US$25.00 per Preferred Share, plus an amount equal to all unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by FirstService), before any amount is paid or any assets of FirstService are distributed to the holders of any shares ranking junior as to capital to the Preferred Shares. The holders of the Preferred Shares will not be entitled to share in any further distribution of the assets of FirstService.

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Restrictions on Retirement of Shares:
So long as any of the Preferred Shares are outstanding, FirstService will not, without the approval of the holders of the Preferred Shares given as described next to "Modification of Preferred Shares" unless, in each such case, all unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Preferred Shares have been declared and paid or monies set apart for payment, redeem, call for redemption, purchase for cancellation or otherwise retire or make any return of capital in respect of less than all of the Preferred Shares then outstanding.

Voting Rights:
The holders of the Preferred Shares will not be entitled (except as otherwise provided by law or in the conditions attaching to the preference shares of FirstService as a class) to receive notice of, attend, or vote at, any meeting of shareholders of FirstService, including, for greater certainty, at any meeting relating to a proposal to effect an exchange of the Preferred Shares by way of an amalgamation or plan of arrangement involving FirstService provided that the rights, privileges, restrictions and conditions of the Preferred Shares are not removed or changed and provided that no class of shares of FirstService superior to the Preferred Shares is created.

Modification of Preferred Shares:
The approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a series and any other approval to be given by the holders of the Preferred Shares may be given by a resolution passed by an affirmative vote of not less than a majority of the votes cast at a duly called and held meeting at which the holders of at least 10% of the outstanding Preferred Shares are present in person or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Preferred Shares then present would form the necessary quorum. At any meeting of holders of Preferred Shares as a series, each such holder shall be entitled to one vote in respect of each Preferred Share held.

Tax Election:
The provisions of the Preferred Shares as a series require FirstService to make an election in prescribed form pursuant to the provisions of subsection 191.2(1) of the Income Tax Act (Canada), and within the time limits provided therein, for purposes of determining the tax payable under Part VI.1 of such Act with respect to the Preferred Shares.

Schedule "B"

Form of Letter to Shareholders

August 1, 2007

Dear Shareholder:

Re:           Stock Dividend of 7% Cumulative Preference Shares, Series 1

On June 25, 2007, the board of directors of FirstService Corporation ("FirstService") declared a stock dividend of one 7% cumulative preference share, series 1 of FirstService (a "Preferred Share") for every five outstanding subordinate voting shares or multiple voting shares of FirstService. No fractional Preferred Shares may be issued.

The stock dividend is payable to shareholders of record at the close of business on July 25, 2007, with every five outstanding subordinate voting shares or multiple voting shares being entitled to one Preferred Share.

Trading in FirstService's subordinate voting shares on an ex-dividend basis on the Toronto Stock Exchange and on the NASDAQ Stock Market commenced on July 23, 2007.

Enclosed please find a share certificate representing the number of Preferred Shares to which you are entitled. FirstService is ascribing essentially no monetary value to the stock dividend. Accordingly, there will be no tax payable by shareholders in respect of the stock dividend.

Preferred Shares

Each Preferred Share is non-voting, has a stated value of US$25.00, carries a fixed cumulative annual dividend of US$1.75 payable quarterly and is redeemable for cash or subordinate voting shares of FirstService at the option of FirstService. A summary of the attributes of the Preferred Shares is annexed to FirstService's press release dated June 25, 2007. The Toronto Stock Exchange has approved the listing of the Preferred Shares subject to its usual conditions. The Preferred Shares will trade in US dollars and dividend payments will be made in US dollars.

FirstService intends to make the quarterly cash dividend payments on the Preferred Shares to holders of record on or about the 15th day of the last month in each calendar quarter, with the dividends for each quarter being paid on the last day of each calendar quarter. The initial cash dividend on the Preferred Shares in the amount of US$0.2877 per share will be for the period from issuance to September 30, 2007 and is expected to be paid on or about September 30, 2007. Subsequent regular cash dividends on the Preferred Shares in the amount of US$0.4375 per share are anticipated to be paid for each calendar quarter thereafter.

Rationale for Stock Dividend

We have undertaken this initiative to enable our shareholders to receive regular quarterly cash dividends while at the same time continuing to participate in the anticipated growth of FirstService in the years ahead. We believe that the Preferred Shares will allow yield-oriented investors access to the strong and consistent cash flows of FirstService through an attractive after-tax yield. Growth-oriented investors will to continue to participate in equity returns through direct ownership in FirstService's subordinate voting shares. In addition, the creation of the Preferred Shares also allows FirstService to optimize its balance

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sheet without increasing its leverage ratio, thereby retaining flexibility to finance future growth. We continue to have outstanding US$207 million of investment-grade long-term senior debt, which has been rated "NAIC-2" by the National Association of Insurance Commissioners.

Income Tax Considerations

The summary of Canadian and U.S. tax considerations which follows is of a general nature only and is not intended to be, nor should it be construed as, legal or tax advice to any shareholder. In particular, FirstService has not requested or obtained any tax rulings from any applicable tax authority or any formal tax opinions from its advisors as to the matters discussed below. Accordingly, shareholders are strongly urged to consult their own tax advisors with respect to their own particular circumstances.

Canadian Federal Income Tax Considerations

The following summarizes the principal Canadian federal income tax considerations in connection with the issuance of Preferred Shares as described herein:

(i)	a recipient of the stock dividend will be deemed to receive a nominal amount as a taxable dividend, as the Preferred Shares will be issued with an aggregate stated capital of $1.00;

(ii)	as a result, the paid-up capital and adjusted cost base of the Preferred Shares for tax purposes will also be a nominal amount;

(iii)	quarterly dividends received by individuals should qualify for the enhanced dividend tax credit;

(iv)
shareholders which are private corporations will generally pay refundable Part IV tax of 33⅓% of dividends received on the Preferred Shares unless they are connected (as defined in the Income Tax Act (Canada)) to FirstService;

(v)
pursuant to the terms of the Preferred Shares, FirstService will elect to ensure that such holders are not required to pay the additional Part IV.1 tax in connection with dividends received on taxable preferred shares;

(vi)	any redemption of Preferred Shares by FirstService for cash (other than purchases made on the open market) will result in the holder being deemed to have received a dividend;

(vii)	any conversion of Preferred Shares by FirstService into subordinate voting shares will have no immediate tax consequences to the holder;

(viii)
the Preferred Shares, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans; and

(ix)
non-residents of Canada will be subject to Canadian withholding tax on any dividends received on the Preferred Shares (including any dividends deemed to be received on a redemption of Preferred Shares by FirstService) but will generally not be subject to Canadian tax on any capital gain arising from a sale, and will not be subject to any Canadian tax by reason of the conversion of Preferred Shares into subordinate voting shares of FirstService.

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U.S. Federal Income Tax Considerations

The following summarizes the principal U.S. federal income tax considerations in connection with the issuance of Preferred Shares as described herein:

(i)	pursuant to Internal Revenue Code (the "Code") Section 305, the distribution of the Preferred Shares as a stock dividend to U.S. shareholders should not be subject to U.S. tax and, consequently:

a.
each shareholder will allocate his or her basis in his or her subordinate voting shares to the Preferred Shares based on the fair market value of the Preferred Shares and the subordinate voting shares owned by such shareholder; and

b.
each shareholder's holding period in the Preferred Shares will be deemed to begin on the date that the subordinate voting shares in respect of which the Preferred Share stock dividend was declared were acquired;

(ii)
pursuant to Article X of the Income Tax Convention between the United States and Canada, dividends payable to a U.S. shareholder on the Preferred Shares will be subject to a 15% Canadian withholding tax, for which U.S. shareholders should be able to receive a foreign tax credit;

(iii)
the quarterly dividends received on the Preferred Shares by non-corporate taxpayers should be qualifying dividends under Code Section 1(h)(11)(B)(ii) and thus taxed at capital gains rates through the end of 2010;

(iv)
the Preferred Shares will be treated as Section 306 stock pursuant to Code Section 306, such that the proceeds received on disposition of the Preferred Shares will be treated as an ordinary dividend to shareholders (without regard to the basis allocation discussed in (i)(a) above). As discussed in (iii), the dividend would be subject to capital gains rates until 2010. A deduction for intercorporate dividends pursuant to Code Section 243 will not apply to this dividend equivalent amount. If the shareholder disposes of all of his or her Preferred Shares and subordinate voting shares in one transaction, the transaction should be treated as a sale of stock subject to the normal capital gains rules, and Code Section 306 should not apply; and

(v)
if all or any portion of the Preferred Shares are redeemed by FirstService for cash, the holder of Preferred Shares will pay income tax on the proceeds of redemption as an ordinary dividend to the extent of FirstService's earnings and profits in the year of the redemption. Non-corporate taxpayers should qualify for the favorable capital gains rates on the amount of income treated as an ordinary dividend pursuant to Code Section 1(h)(11).

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We trust that the foregoing information is useful to you. Nevertheless, we do recommend that you consult your own legal and tax advisors for your individual circumstances.

Yours truly,

FIRSTSERVICE CORPORATION

Jay S. Hennick
Founder and Chief Executive Officer